Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. 2006 Management Report
2. Minutes of a Meeting of the Board of Directors, February 26, 2007
3. Market Announcement, February 26, 2007

Item 1

MANAGEMENT REPORT 2006

Dear Shareholders,

The Management of ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) is pleased to present the following Management Report, Balance Sheet and other Financial Statements for the fiscal year 2006. This information has been prepared according to the Brazilian Corporate Law and is accompanied by the independent auditor’s report with an unqualified opinion (clean opinion).

COMPANY PROFILE

Ultrapar is one of Brazil's most solid economic groups. It has operations in Brazil, Mexico and Argentina with a leading position in the sectors where its three business units operate: the distribution of Liquefied Petroleum Gas (LPG) which is carried out by Ultragaz, the production of chemicals, by Oxiteno and integrated logistics solutions for special bulk cargo, by Ultracargo. Ultragaz is the leader in the Brazilian LPG distribution market, with a market share of 24%, and is one of the largest independent distributors in the world. The company supplies more than 10 million homes and around 30,000 industrial and commercial clients in the South, Southeast, Northeast and Central West of Brazil. Oxiteno is Latin America's largest producer of ethylene oxide and its main derivatives, as well as a major manufacturer of specialty chemicals. Its products are used in cosmetics, detergents, paints, PET packaging, polyester textiles and agro-chemicals, among others. Ultracargo is Brazil's largest provider of integrated logistics services for transporting, storing, distributing and handling special bulk cargo.

OPERATIONAL AND ECONOMIC ENVIRONMENT

In general, the operational and economic environment faced the continuous challenges first seen in 2005 - modest growth in the Brazilian economy, appreciation of the Brazilian Real and rising oil prices. In the domestic market, according to figures released by the Brazilian Central Bank, it is estimated that Brazilian GDP grew by 2.7% in 2006, slightly higher than the 2.3% growth seen in 2005, despite the process of gradual reduction in basic interest rate. On the other hand, income transfer programs and a rise in the minimum salary have resulted in an increase in the population income, which, combined with the reduction in interest rates and the credit expansion, have stimulated growth consumption among lower-income classes. The environment in international markets continued to be beneficial for exports, with the global economy maintaining a strong rate of growth. However the 11% appreciation of the Brazilian Real against the US dollar, the third year consecutive of appreciation of the exchange rate average, continued to have a damaging impact on the competitiveness of the Brazilian industry. Furthermore, the increase in international oil prices, rising from an average of US$ 54/barrel in 2005 to US$ 65/barrel in 2006, added cost pressure on the worldwide economy, particularly in the petrochemical industry.

ULTRAPAR IN 2006

Highlights of the year

During 2006 Ultrapar made significant progress in its earnings growth plan, with the introduction of strategic initiatives in its various businesses to deal with the prevailing scenario that began in 2005, when a series of macroeconomic and sector-related factors combined adversely affected the company. Both short-term and long-term initiatives were implemented, strengthening growth through increased scale, differentiated technology and focus on the optimization of costs and expenses. Ultragaz introduced a program to improve the company's distribution structure, which in 2006 contributed to a 44% increase in this business EBITDA. Oxiteno strengthened its sales initiatives with a view to compensating for increased costs – the consequence of climbing oil prices – as well as the appreciation of the Real, resulting in higher sales volume with higher aggregate value, which enabled a resumption in EBITDA growth in the last quarter of the year. The initiatives implemented during 2006, both at Ultragaz and at Oxiteno, enabled Ultrapar to show an improvement in EBITDA on a quarter-on-quarter basis already in the second half of the year, ending the fourth quarter of the year up 33% compared to 4Q05. Ultrapar also made progress in implementing initiatives which should show benefits from 2007 onwards. Oxiteno invested R$ 179 million in 2006, mainly in expanding its production capacity of specialty chemicals – products with a higher aggregate value –including the building of the first fatty alcohols plant in Latin America. In August, a new agreement was signed for the supply of ethylene – Oxiteno's main raw material – which allowed the company to announce projects to expand its ethylene oxide production capacity by approximately 40% until 2009. At the end of the year the company announced the opening of sales offices in Europe, Argentina, the US and Asia, with a view to speeding up the internationalization of its activities. Ultracargo directed its efforts to consolidating its new operations and defining its new positioning in the market, preparing for a new cycle of growth over the next few years. As a result, in 2006, Ultrapar reported EBITDA of R$ 516 million and net earnings of R$ 282 million, 5% and 6% down respectively on 2005, but showing an average annual increase of 15% and 26%, respectively, since 1998, before the company's initial public offering. Ultrapar ended the year with R$ 1.6 billion in cash, being R$ 121 million net cash. The good cash generation during the year led the company to approve the distribution of R$ 144 million in dividends for the year 2006 – R$ 72 million distributed in August 2006 as an interim dividend and R$ 72 million to be distributed in March 2007 – representing a dividend yield of 5% on the company's average share price.

Furthermore, during 2006 Ultrapar took an important step in the process of institutionalizing its corporate governance and in the continuity of the professionalization of the company, with the announcement in October of the succession of its Chairman and Chief Executive Officer, separating the role of Chief Executive Officer from the Chairman of the Board. Paulo G. A. Cunha assumed the post of Chief Executive Officer of Ultrapar 25 years ago, with the project to build a group of solid companies, committed to their clients, with highly qualified professionals. He stepped down from the post in December 2006, to dedicate himself exclusively to the post of Chairman of the Board, a position which he has held concurrently since 1998. Pedro Wongtschowski, who developed his professional career at Oxiteno and was the Chief Executive Officer since 1992, took over the position as Chief Executive Officer of Ultrapar.

Investments

Ultrapar maintains a long-term strategic vision, with focus on creating value for its shareholders. All investment carried out by Ultrapar is subjected to a rigorous analysis, which considers strategic, economic, financial and market aspects under various scenarios, using EVA® Economic Value Added as its main tool.

Following its growth plan, in 2006 Ultrapar invested R$ 320 million, with the aim of boosting its growth through scale, differentiated technology and through the optimization of costs and expenses. At Oxiteno, the investments totaled R$ 179 million, being mainly allocated to the expansion of the production capacity - in particular the building of the fatty alcohol plant and the expansion to its ethoxilation unit in Mauá (SP). At Ultragaz, investments amounted to R$ 105 million, basically on the renewal and purchase of gas cylinders and tanks, as well as initiatives related to its distribution structure review. At Ultracargo, investments amounted to R$ 35 million, being allocated mainly to the expansion of Suape (PE) and Aratu (BA) terminals, as well as the building of a new warehouse at Camaçari (BA).

The investment plan for 2007 has a total budget of R$ 546 million, R$ 414 million to be invested in Oxiteno, R$ 100 million in Ultragaz and R$ 31 million in Ultracargo. Investments at Oxiteno comprise (i) the completion of the fatty alcohols plant, whose inauguration is scheduled for mid-2007, (ii) expansion of the ethylene oxide production capacity – a significant part of the expansion in the unit of Mauá and the start of expansion in Camaçari – and (iii)

expansion in the production capacity of specialty chemicals. At Ultragaz, in addition to the investments started in 2006, other investment will be made in information technology to support its distribution structure revision program. At Ultracargo, investment will be allocated to the expansion of its assets, particularly the Aratu terminal in Bahia, which will store palm oil, the main raw material for Oxiteno's new fatty alcohols plant. Ultracargo will also continue to invest in information technology.

Capital Markets

Ultrapar considers the capital markets a fundamental vehicle to raise funds for the company’s growth. Therefore, the company strives towards achieving a transparent and interactive relationship with investors and shareholders, being always concerned about the clarity and accuracy of the information published. In 2006, some 170 meetings were held with capital market institutions, including the company's participation at 13 events for investors and market analysts, both in Brazil and abroad. Furthermore, Ultrapar became qualified to join the Bovespa Corporate Sustainability Index (with the acronym ISE in Portuguese), developed in combination with several institutions –FGV, ABRAPP, ANBID, APIMEC, IBGC, IFC, Instituto ETHOS and the Ministry for the Environment. The ISE aims at reflecting the return of a portfolio comprising shares from companies with recognized commitment to social responsibility and corporate sustainability. To join the ISE, companies are evaluated from the standpoint of corporate governance, economic-financial aspects, socio-environmental responsibility and other general company aspects. The portfolio came into force in December 2006 and will remain valid until the end of November 2007.

Ultrapar ended 2006 with a market capitalization of R$ 4 billion, 51% higher than at the end of 2005. The shares of Ultrapar appreciated by 51% at Bovespa and 65% at NYSE during the full year 2006. In the same period, the main indices of these markets, the Ibovespa and the Dow Jones, appreciated by 33% and 16%, respectively. Trading volume of Ultrapar shares amounted to an average of R$ 4.6 million/day when adding together the volume at Bovespa and at NYSE.

Dividends of R$ 144 million were declared for the financial year 2006, which represented 51 % of consolidated net earnings in the year. Ultrapar constantly evaluates its immediate capital needs for investment in assets and acquisitions and, in light of its continuing sound financial position, the company distributes its excess cash in the form of dividends to its shareholders.

During the year 2006, the credit rating agency Standard & Poor’s maintained its credit rating for Ultrapar - AA+ on a national scale and BB+ on a global scale -, based mainly on the combination of favorable fundamentals of the company's businesses, combined with the sound financial position that it has for many years. The global scale credit rating is only one level below of the investment grade.

Corporate Governance

In 2006, Ultrapar took another important step in the improvement of its corporate governance, nominating different individuals for the roles of Chief Executive Officer and Chairman of the Board. In October, Paulo G. A. Cunha's succession was announced. Mr. Cunha is currently dedicating himself exclusively to the post of Chairman of the Board, a position he occupied together with his role as Chief Executive Officer since 1998. As a consolidation of this process, from January 1, 2007, the post of Chief Executive Officer of Ultrapar was taken over by Pedro Wongtschowski, who assumed the responsibility of continuing to run Ultrapar's businesses based on sustainable growth. This move also represented an important step in the renewal of the company's Executive Board, with the nomination of João Benjamin Parolin as the Chief Executive Officer of Oxiteno and a member of Ultrapar Executive Board. Parolin has been with the company for 25 years and formerly held the post of sales director at Oxiteno. Today, the Executive Board of Ultrapar is formed by a new generation of company leaders, with average age of 51 years.

Ultrapar has made significant progress in obtaining certification of effectiveness of its internal control, in compliance with the requirements of the Sarbanes Oxley Act, with the development of important initiatives within the company, together with the audit committee. As a recognition of the market for the quality of its Corporate Governance, Ultrapar was elected Best Company in Corporate Governance in the Oil, Gas and Utilities segment, by MZ Consult’s IR Global Rankings.

Operational Excellence – Technology, Quality, Safety and the Environment

Operational excellence is an intrinsic part of the way in which business is conducted at Ultrapar, who views it as essential in terms of the company's sustainability. In 2006 various important events demonstrated Ultrapar's concern to maintain differentiated standards of technology, quality and safety, and, especially, the environment.

Ultragaz is part of the first group of Brazilian companies to adopt Electronic Invoicing (NF-e) in 2006, bringing its pioneering approach to the implementation of technological solutions which add value to its operations. In addition to financial and operational benefits, this initiative resulted in the company being awarded the Quality Standard Prize for Business-to-Business in the public services category in B2B Magazine. As part of Ultragaz's safety and environmental program, in 2006 new effluent treatment stations were installed in 13 of the company's 15 gas bottling facilities.

At Oxiteno, the 15 projects developed under the Six Sigma program, introduced in 2005, resulted in various efficiency gains for the company. Six Sigma methodology seeks to achieve operational optimization through the use of advanced statistics tools. The persons responsible for the implementation of the improvements are the company's own employees, who know its culture and processes. The development of these employees allows results to be achieved faster, spreading a Six Sigma culture within the company. The projects involve the manufacturing plants’ operations, as well as the areas of logistics, the environment, supply and sales, for which projects have been developed for reducing costs, increasing the productivity of certain raw materials, reducing utilities consumption, among others. In parallel to the operational improvements, Oxiteno has made progress in the development of new products and processes technologies, which has resulted in a significant advance in the feasibility analysis of renewable sources of raw materials, in particular the use of ethanol as an alternative for the production of hydrogenated solvents and glycols. On the other hand, some of the initiatives in the use of raw materials from renewable sources in chemical production are already in place, an example of this is the fatty alcohols plant which will be inaugurated in 2007, and will use palm kernel oil as its main raw material. In the "green chemistry" area, Oxiteno, in a pioneering move, launched a research project tender request in partnership with the São Paulo State Research Support Foundation - FAPESP and the Brazilian Development Bank - BNDES. As a demonstration of differentiated quality and technology, and using these to benefit the environment, Oxiteno developed the ECOX system, a water-based fluid used for drilling oil wells which does not pollute the environment and improves the well's performance. For this solution, Oxiteno was awarded with an honorable mention in the Abiquim Awards for Technology in 2006.

Ultracargo’s work directed towards achieving new strategic market positioning is based on its competitive differentials, in terms of the excellence of services provided. The market's recognition of the high quality of services provided by Ultracargo has led the company to extend the concept of being a provider of integrated logistics solutions to all types of bulk cargo that require special care in handling, offering a high-value service. In addition, Ultracargo has enhanced its technological framework to facilitate internal processes, improving the productivity in its administrative activities, through the customization of softwares to meet the company's requirements. Using technology to also guarantee a higher level of safety in its transport operations, in August, the company began operating a new department dedicated to vehicle monitoring, which will consolidate the tracking controls already used to provide more accurate information to clients in real-time, working 24 hours a day, 365 days a year.

Personnel Management and Social Responsibility

During almost 70 years of history, Ultrapar has always believed that people are the main differential in ensuring the company's success. Its professional staff carried out the building and consolidation of a solid group of companies, with leading position in its respective operational segments. For this reason, staff management is based on ethical behavior, respect, development of the professional and recognition of his/her worth. The development of new professional staff is therefore very important to Ultrapar, which seeks to attract and train new talent through its internship and trainee programs for the company's three businesses. The programs take from 12 to 18 months, during which the new professionals pass through different areas of the business seeking to match the career expectations of the interns and trainees with those of the company. During 2006, each intern underwent more than 164 hours of training and at the end of 2006, more than 60% of the interns who joined the program in the middle of 2005 had been given permanent positions in different areas of the company. At Ultragaz, the professional training carried out through Academia Ultragaz, a corporate university created in 2004 for the development of its internal public, was extended to the company's independent dealers, with the graduation of the first group in September. Academia Ultragaz is based on the concept of the strategic management of knowledge and aims at identifying, developing, communicating and updating modern and relevant management concepts for the company. The courses are developed internally and in partnership with universities and well-known consultancy firms. This initiative led Ultragaz to be awarded the Marketing Best prize for 2006, granted by the Fundação Getúlio Vargas Business School of São Paulo. Oxiteno has worked on the consolidation of a skill evaluation tool introduced in 2005, monitoring the progress of the employees after one year of implementation of the tool and analyzing the results of the training focused on the development of the required skills. In 2006, Ultrapar invested R$ 5 million in training its internal public, which on December 31, 2006 amounted to 6,885 employees.With regard to social responsibility, Ultrapar continued its work in partnership with local governments, non-governmental organizations and the communities living close to its various industrial units, developing initiatives with focus on the promotion, dissemination and improvement of education, culture and professionalization, as a way of achieving social inclusion. Among other initiatives, work was carried out in partnership with non-governmental organizations in various regions of the country to develop the management and teaching bodies of the public school network, through committees that analyzed the main deficiencies in each location, in order to develop a personalized orientation and training work for teaching professionals. Additionally, the company continued with its Formare Project, its training school dedicated to needy youngsters in the Bela Vista region of São Paulo.

Added Value

Ultrapar generated an added value of R$ 1.1 billion, distributed according to the chart below:

Note: drawn up in accordance with the model of the Accounting, Actuarial and Financial Research Institute Foundation, part of the University of São Paulo - FIPECAFI

Relationship with Independent Auditors

In the year ending December 31, 2006, Ultrapar and its subsidiaries contracted services not directly linked to the auditing of financial statements from its independent auditors, whose value amounted to R$ 27,857, representing less than 5% of the total fees for external audit services, as follows:

Year of hiring	Nature of service	Total fee value (R$)

2006	Consultancy and tax training	27,857

As declared by the external auditors to Ultrapar management, and based on our own evaluation, the above mentioned services did not affect the independence or objectivity required for the satisfactory performance of the independent auditors.

Ultrapar's policies and those of its subsidiaries on contracting services not related to external auditing from its independent auditors, aim at ensuring that there is no conflict of interest, loss of independence or objectivity, being based on principles which preserve the auditor’s independence. These principles are based on the premise that the auditor should neither audit its own work, nor exercise any management role. To avoid any subjectivity in the definition of the principle of independence in service provided by external auditors, procedures have been established for the approval of hiring such services, precisely defined as (i) previously authorized services, (ii) services that are subject to prior approval by the Fiscal Council/Audit Committee and (iii) services that are prohibited.

At the end of 2006 fiscal year, Deloitte Touche Tohmatsu completed 5 years of providing external auditing services to the Ultrapar group. In compliance with the rules of the Brazilian Securities Commission - CVM, Ultrapar defined in 2006 the company’s external auditors turnover. The process of selecting a new auditing firm required the dedication of the Fiscal Council/Audit Committee, who analyzed bids from different accounting firms, ending up with the nomination of KPMG Auditores Independentes to continue to provide external auditing services, the choice having been subsequently approved by the Board of Directors.

ANALYSIS OF FINANCIAL PERFORMANCE IN 2006

The financial and operational information of Ultrapar is presented on a consolidated basis, according to the general accounting practices adopted in Brazil.

Financial highlights, by business line
Amounts expressed in R$ million

	2006				2005

Financial indicators [1]	Ultrapar	Ultragaz	Oxiteno	Ultracargo	Ultrapar	Ultragaz	Oxiteno	Ultracargo

Net revenues	4,794	3,067	1,550	226	4,694	2,902	1,610	234

Gross profit	934	494	357	83	910	372	459	79

Operating profit [2]	330	167	146	11	358	78	258	17

Net earnings	282				299

EBITDA	516	281	192	38	546	195	300	44

[1]	The financial and operational information of Ultragaz, Oxiteno and Ultracargo is presented without eliminating the transactions carried out between companies.
[2]	Operating profit before financial income (expenses) and equity income.

Sales Volume – In 2006, the Brazilian LPG market grew by 1.4%, compared to 2005, benefiting from the improvement of the income of Brazil's population, due to an increase in the minimum wage and government income transfer programs. Ultragaz's sales volume followed the trend in the market, amounting to a total of 1,544,000 tons of LPG sold. At Oxiteno, commercial initiatives and the development of new products and applications resulted in gains in market share and an improvement in sales mix, with a higher percentage of specialty chemicals and sales to the domestic market. Sales to the domestic market grew by 6%, more than double the growth in the Brazilian economy in 2006. As a consequence of directing products to the domestic market, export sales were down 1% compared to 2005. The sales volume of Canamex raised 49% in 2006. At Ultracargo, the effective storage levels in the liquid and gas segments were 8% higher than in 2005, as a result of the consolidation of the company's operations at the Santos Terminal – TIS. Kilometrage traveled at Ultracargo was 19% lower than that in 2005, as a result of a restructuring of the company's customer portfolio in the transport segment, which focused on services with a higher aggregate value and discontinued some operations.

Net Sales and Services – In 2006 Ultrapar reported net sales and services of R$ 4,794 million, up 2% compared to 2005. Net sales of Ultragaz amounted to R$ 3,067 million, 6% higher than in 2005, mainly as a result of gains from the company's distribution structure review and a more favorable market. Oxiteno reported net sales of R$ 1,550 million, down 4% from the previous year. The commercial initiatives taken by Oxiteno, which resulted in an increase in volume sold, improved sales mix, with higher sales to the domestic market and of products with a higher added value, all helped to minimize the effect of the 11% average appreciation of the Brazilian Real against the US Dollar. Net sales and services at Ultracargo amounted to R$ 226 million, down 3% from 2005, reflecting the company's decision to discontinue certain operations with a lower aggregate value, partly compensated for by an increase in storage operations with the consolidation of its operations at the Santos Terminal.

Cost of Sales and Services – Ultrapar's cost of sales and services amounted to R$ 3,860 million in 2006, up 2% from the previous year. The cost of sales at Ultragaz amounted to R$ 2,573 million, a 2% increase on 2005, basically due to higher sales volume. The cost of sales at Oxiteno amounted to R$ 1,192 million, up 4% from 2005, basically due to an 18% increase in the cost of its main raw material ethylene, in dollar terms, taking the NWE reference, and a 4% increase in sales volume, partly offset by the average appreciation of 11% of the Brazilian Real against the US Dollar. The cost of services provided by Ultracargo amounted to R$ 144 million, down 7% from 2005, due to a reduction in the company's transport operations.

Sales, General and Administrative Expenses – Ultrapar's sales, general and administrative expenses amounted to R$ 605 million in 2006, up 10% from 2005. Ultragaz's sales, general and administrative expenses amounted to R$ 327 million, 12% higher than in 2005, basically due to (i) the salary increase as a result of the annual collective wage agreement (ii) an increase in variable remuneration and profit sharing, reflecting the improvement in the company's results. Total sales, general and administrative expenses at Oxiteno amounted to R$ 212 million in 2006, up 4% from the previous year, due basically to (i) an increase in volume sold, (ii) the salary increase as a result of the annual collective wage agreement, and (iii) an increase in expenses at Canamex. Sales, general and administrative expenses at Ultracargo amounted to R$ 71 million in 2006, up 15% from 2005, also as a result of the salary increase as a consequence of the annual collective wage agreement, in addition to extraordinary expenses related to the downsizing of the workforce, arisen from the reduction in operations in the transport segment.

Earnings before interest, taxes, depreciation and amortization (EBITDA) – Ultrapar's consolidated EBITDA totaled R$ 516 million in 2006, down 5% from 2005, however ended the year on a positive trend, having increased by 25% and 33% in the third and fourth quarters of 2006 respectively, compared to the same periods the year earlier. Ultragaz's EBITDA amounted to R$ 281 million, up 44% from the previous year, basically due to benefits coming from the company’s distribution structure review and the improvement in the Brazilian LPG market. Oxiteno reported EBITDA of R$ 192 million, down 36% compared to 2005, basically due to the effect of the 11% appreciation of the Brazilian Real on the company's revenues and an increase in the cost of raw material, as a consequence of the rise in international oil prices. Commercial initiatives developed during 2006 by Oxiteno led to a resumption in EBITDA growth in the last quarter of the year. EBITDA at Ultracargo amounted to R$ 38million, down 14% from 2005, due to extraordinary costs and expenses as a result of discontinuing certain transport operations with lower aggregate value.

The EBITDA is a commonly used measure, similar to the operational result. Including EBITDA information aims to represent our capacity to generate cash from our operations. Among other uses, the EBITDA is used as measurement of Ultrapar commitments related to financings, according to the note nº 14 of the financial statements. The EBITDA should not be considered separately, or as an alternative to the net income, as a measure of operational performance, or as an alternative to the operational net cash flow, as a liquidity measure. The EBITDA is calculated as demonstrated below:

	2006					2005

EBITDA Calculation	Ultrapar	Ultragaz	Oxiteno	Ultracargo	Others	Ultrapar

Income from Operations	362	143	208	6	5	333
	-					-
(-) Equity in subsidiary and
affiliated companies	(1)	-	(4)	-	3	(2)
	-					-
(+/-) Financial Income (Expenses),
net	(31)	25	(58)	5	(3)	27
	-					-
(+) Depreciation and Amortization	186	113	45	27	1	188

EBITDA	516	281	192	38	6	546

Net earnings – Ultrapar’s consolidated net earnings amounted to R$ 282 million in 2006, 6% lower than the net earnings reported in 2005, and in line with the variation seen in EBITDA.

Indebtedness – Ultrapar ended the fiscal year 2006 with a gross debt of R$ 1,497 million, 5% higher than the position on December 31, 2005. The company's gross cash position at the end of 2006 amounted to R$ 1,618 million, resulting in a net cash position of R$ 121 million.

OUTLOOK

In 2006 Ultrapar saw a gradual recovery in its earnings, with the implementation of strategic initiatives in its businesses to cope with the scenario imposed on the company from 2005, under which a combination of macroeconomic and sector-related factors combined had a negative effect on the business. Some of these initiatives already resulted in improvements in 2006, but most of the investments made are likely to have an impact on the company's results from 2007, with the start-up of operations of the new fatty alcohols plant and the expansion of specialty chemicals production capacity, improving Oxiteno's operational performance. Additionally, in 2007 Oxiteno will be dedicating itself to opening up and consolidating operations at new sales offices in Europe, Argentina, the United States and Asia, focusing its efforts on internationalizing its operations. At Ultragaz, the distribution structure review will continue, which should result in additional gains in EBITDA. At Ultracargo, the strategic repositioning carried out in 2006 should generate benefits and result in growth in the company's operations over the next few years. Finally, we would like to thank all those who have helped to achieve another year of worthwhile and solid accomplishments.

The Management

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (02/2007)

Date, Time and Location:

February 26, 2007, at 2 p.m., at Company Headquarters, located on Av. Brigadeiro Luiz Antonio, Nº 1343 - 9º andar, in the City and State of São Paulo.

Present:

Members of the Board of Directors, duly signed.

Matters discussed and deliberated on:

1.	The Members of the Board approved and homologated the letter of resignation from the office of Chief Financial and Investor Relations Officer, presented by Mr. Fábio Schvartsman on February 25, 2007. Mr. Fábio also resigns from the offices occupied within other operational companies of the group from March 1, 2007.

The Board Members expressed their vote of gratefulness for his dedication and competence in the exercise of the functions of Mr. Fábio during his years in Company.

(Minutes of a meeting of the Board of Directors of Ultrapar Participações S.A., February 26, 2007)

2.	The Board Members have elected Mr. André Covre, Brazilian, married, graduated in business management, holder of identity card RG Nº 17.841.059/SSP-SP and CPF/MF Nº 047.044.988-83, to the office of Chief Financial and Investor Relations Officer.

The elected officer hereby assumes his office and, previously consulted, declares that, (a) there is no penalty or ongoing impediment which could prevent him from exercising the activities he has been designated to, (b) does not occupy any positions in companies which can be considered market competitors to the Company and (c) does not have conflicting interest with the Company, in accordance with Article 147 of Law Nº 6,404/76.

3.	The mandate of the officer hereby elected will begin on March 1, 2007 and will remain in force for the remaining stated period of the other officers of Ultrapar.

Observations: The deliberations were approved by all present, except for Board Member Renato Ochman, who abstained from voting.

Once there was no further matters to discuss, the meeting was closed and the minutes of this meeting were transcripted, read and approved by all the undersigned board members present:

Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho

Chairman	Vice President

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Olavo Egydio Monteiro de Carvalho

Renato Ochman

Nildemar Secches

Item 3

NOTICE TO THE MARKET

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001 -39

ULTRAPAR APPOINTS NEW CHIEF FINANCIAL AND INVESTOR
RELATIONS OFFICER

Ultrapar Participações S.A. (BOVESPA: UGPA4 / NYSE: UGP), a company engaged in the distribution of LPG (Ultragaz), the production of chemicals (Oxiteno), and in providing integrated logistics solutions for special bulk cargo (Ultracargo), today announces the appointment of its new Chief Financial and Investor Relations Officer, André Covre, who will provide continuity to the directions that Fábio Schvartsman has implemented over the past 22 years. Fábio Schvartsman leaves Ultrapar after a track record of success and accomplishments with the company.

“Ultrapar’s financial management is based on a culture of operational excellence focus on shareholder’s return and support for the company’s growth and continuous improvement of corporate governance. André, in addition to the expertise developed during his career, shares the same culture”, says Pedro Wongtschowski, Chief Executive Officer.

André Covre joined Ultrapar in 2003 as Planning and Investor Relations Director. He has 15 years of experience in corporate finance, mergers & acquisitions and capital markets. He began his career with Unisys Corp. in the United States, and was formerly a director of ABN AMRO Capital, a private equity and venture capital fund in Amsterdam. He has a public administration degree from EAESP- Fundação Getúlio Vargas, and holds an MBA from INSEAD, in France.

Andre Covre’s mandate begins in March 1st 2007

São Paulo, February 26th 2007.

Paulo G. A. Cunha

Chairman of the Board of Directors

ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date:	February 27, 2007	By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(2006 Management Report / Minutes of a Meeting of the Board of Directors, February 26, 2007 / Market announcement)